

Mail Stop 3030

October 28, 2015

Via E-mail
Mr. Miao Liansheng
Chairman and Chief Executive Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051
People's Republic of China

> Re: **Yingli Green Energy Holding Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2014**
> **Filed May 15, 2015**
> **File No. 001-33469**

Dear Mr. Miao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies and Significant Concentrations and Risks

(a) Basis of Presentation

Liquidating Land Use Right Held by Fine Silicon Co., Ltd. ("Fine Silicon", one of the Company's subsidiaries), page F-14

1. We see the disclosure included in this note and on page 94. Please explain to us whether the government will pay you the difference between the auction price and the consideration previously paid to you for the Fine Silicon land use rights or whether it may pay you at its sole discretion. Explain to us the process for the reacquisition.

Mr. Liansheng Miao
Yingli Green Energy Holding Company Limited
October 28, 2015
Page 2

<u>(b) Principles of Consolidation, page F-14</u>

2.   We note that the organization chart included on page 67 is not legible. Please provide us
        with a readable copy of the organization chart, and in future filings please revise the
        presentation to improve an investor's ability to read the information in the chart.

3.   We note that in 2014, you entered into agreements with Yingli PV Group to construct all
        of your project assets and each project asset is owned by a specific purpose entity which
        is owned 100% by Yingli PV Group. Please tell us the significant terms of your
        agreements with Yingli PV Group and whether Yingli PV Group is a related party.
        Explain your analysis in determining that each of the specific purpose entities is a VIE
        and that you are the primary beneficiary.

4.   We also note that the terms of your agreements indicate that (i) you could claim the
        ownership of the PV projects at any time during the PV project construction process by
        demanding Yingli PV Group transfer its 100% equity interests in the project asset
        companies to you; (ii) if the PV stations are sold to a third party as authorized by you,
        you could enjoy all income generated from the sales of the PV station; and (iii) if you do
        not claim the ownership, you could enjoy all income generated from the operation of the
        PV station in the future. Please explain each of these terms to us in more detail and tell
        us how you considered the term in your accounting. Specifically address why you used
        the word 'could' instead of the word 'would' in terms (ii) and (iii).

<u>(p) Revenue Recognition, page F-24</u>

5.   We note you recognize revenue for solar power stations constructed for commercial
        customers based upon percentage of completion accounting under ASC 605-35. Please
        explain to us why you believe these arrangements meet the criteria to be accounted for
        under percentage of completion accounting.

6.   Further to the above, please tell us whether you retain continuing involvement in your
        solar power stations constructed for commercial customers and whether or not you
        transfer substantially all the risks and rewards of ownership to the buyers. As a related
        matter, please tell us whether your warranties include guarantees of system performance
        or uptime. For these types of projects, please tell us what impact these obligations have
        on your revenue recognition, including whether you defer revenue related to these
        obligations. Cite the accounting literature relied upon.

<u>Note 8. Investments in affiliated companies, page F-35</u>

7.   We note that you own a 50.80% investment in Shanghai Sailin Xili Equity Investment
        fund and that you account for your investment under the equity method of accounting.
        Please explain to us why you are accounting for your investment in this entity under the
        equity method. Refer to the guidance in ASC 323 and 810. Cite the accounting literature
        relied upon.

Note 16. Non-controlling Interests, page F-45

8.   With respect to your new joint venture agreement with Tianwei Group and Tianwei Baobian, since you will not account for the share swap until a separate agreement is signed clearly stating its terms, please tell us what terms still need to be discussed given your other disclosures of the terms of the swap including the formula of exchange. Further, explain to us how the formula for exchange would have worked as of December 31, 2014. Tell us whether the total number of shares immediately before the exercise of the subscription right in the formula refers to authorized, issued, or outstanding shares and explain how the right to maintain the effective equity interest would operate.

9.   Please explain to us the importance of obtaining a valuation of the equity interest in Tianwei Yingli considering the formula for exchange does not include the valuation as an input.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery